Kitov Pharma Ltd.

Condensed Consolidated

Unaudited Interim Financial Statements

As of June 30, 2020

Kitov Pharma Ltd.

Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2020

Kitov Pharma Ltd.

Condensed Consolidated Unaudited Interim Statements of Financial Position as of

		June 30, 2020	December 31, 2019
	Note	USD thousand	USD thousand
Assets
Cash and cash equivalents		62,995	4,385
Short term deposits		10	10
Trade receivables		1,000	-
Financial asset	5	-	2,000
Other current assets		1,155	1,907
Total current assets		65,160	8,302

Non - current assets
Right of use assets		108	206
Fixed assets, net		33	38
		141	244
Intangible assets		20,482	6,172
Total assets		85,783	14,718

Liabilities
Lease liability - short term		109	195
Accounts payable		2,965	1,245
Other payables		1,907	2,106
Derivative liability	7	24,403	-
Total current liabilities		29,384	3,546

Non - current liabilities
Lease liability		8	28
Post-employment benefit liabilities		246	285
Total non-current liabilities		254	313
Equity
Share capital, no par value	6	-	-
Share premium		103,445	46,986
Receipts on account of warrants		23,001	9,874
Capital reserve for share-based payments	8	6,697	3,181
Capital reserve from transactions with related parties		761	761
Capital reserve from transactions with non- controlling interest		(859)	(859)
Accumulated loss		(77,301)	(49,522)
Equity attributable to owners of the Company		55,744	10,421
Non-controlling interests		401	438
Total equity		56,145	10,859

Total liabilities and equity		85,783	14,718

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Kitov Pharma Ltd.

Condensed Consolidated Unaudited Interim Statements of Operations

		For the six months ended June 30
		2020	2019
	Note	USD thousand	USD thousand

Revenues		1,000	1,000

Research and development expenses		3,133	1,688
Sales, general and administrative expenses		2,234	3,305
Reimbursement of legal fees		(65)	(430)

Total operating expenses		5,302	4,563

Operating loss		4,302	3,563

Expenses (income) on account of warrants	6	23,583	(992)
Finance expense		15	108
Finance income		(84)	(73)
Finance expense (income), net		23,514	(957)

Loss for the period		27,816	2,606

Loss attributable to:
Owners of the Company		27,779	2,575
Non-controlling interests		37	31
		27,816	2,606

Loss per share data
Basic and diluted loss per share - USD		0.46	0.14

Number of shares used in calculation
of basic and diluted loss per share		60,091,056	19,183,303

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Kitov Pharma Ltd.

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

	Attributable to owners of the Company
	Share capital	Share premium	Receipts on account of warrants	Capital reserve for share based payments	Capital reserve from transactions with related parties	Capital reserve from transactions with non-controlling interest	Accumulated loss	Total	Non- controlling interests	Total equity
	USD thousand
For the six months ended June 30, 2020:
Balance as of January 1, 2020	-	46,986	9,874	3,181	761	(859)	(49,522)	10,421	438	10,859
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	21,484	14,980	2,311	-	-	-	38,775	-	38,775
Exercise of warrants	-	23,154	(14,514)	455	-	-	-	9,095	-	9,095
Share-based payments	-	-	-	750	-	-	-	750	-	750
Transfer of derivative instrument from liability to equity (See Note 6(2)	-	-	10,982	-	-	-	-	10,982	-	10,982

ADSs and warrants issued in connection with the purchase of a subsidiary	-	11,821	1,679	-	-	-	-	13,500	-	13,500
Loss for the period	-	-	-	-	-	-	(27,779)	(27,779)	(37)	(27,816)
Balance as of June 30, 2020	-	103,445	23,001	6,697	761	(859)	(77,301)	55,744	401	56,145

The accompanying notes are integral part of these condensed consolidated interim financial statements.

Kitov Pharma Ltd.

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

	Attributable to owners of the Company
	Share capital	Share premium	Receipts on account of warrants	Capital reserve for share based payments	Capital reserve from transactions with related parties	Capital reserve from transactions with non-controlling interest	Accumulated loss	Total	Non- controlling interests	Total equity
	USD thousand
For the six months ended June 30, 2019:
Balance as of January 1, 2019	-	44,597	7,982	1,714	761	(859)	(43,672)	10,523	481	11,004
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	2,200	-	298	-	-	-	2,498	-	2,498
Issuance of shares due to RSUs vesting	-	63	-	(63)	-	-	-	-	-	-
Exercise of warrants	-	85	(42)	-	-	-	-	43	-	43
Share-based payments	-	-	-	499	-	-	-	499	-	499
Loss for the period	-	-	-	-	-	-	(2,575)	(2,575)	(31)	(2,606)
Balance as of June 30, 2019	-	46,945	7,940	2,448	761	(859)	(46,247)	10,988	450	11,438

The accompanying notes are integral part of these condensed consolidated interim financial statements.

Kitov Pharma Ltd.

Condensed Consolidated Unaudited Interim Statements of Cash Flows

	For the six months ended June 30
	2020	2019
	USD thousand	USD thousand
Cash flows from operating activities:
Loss for the period	(27,816)	(2,606)
Adjustments:
Depreciation	92	95
Finance expenses (income), net	23,514	(957)
Share-based payments	750	499
	(3,460)	(2,969)
Changes in assets and liabilities:
Changes in other current assets	(379)	953
Changes in accounts payables	(893)	142
Changes in other payables	130	(226)
Changes in post-employment benefit liabilities	(39)	(170)
	(1,181)	699

Net cash used in operating activities	(4,641)	(2,270)

Cash flows from investing activities:
Cash assumed as part of acquisition of FameWave (see Note 5)	69	-
Interest received	39	30
Increase in deposits	-	(3,500)
Investment in financial asset	-	(2,000)
Acquisition of fixed assets	-	(8)
Net cash provided by (used in) investing activities	108	(5,478)

Cash flows from financing activities:
Proceeds from exercise of warrants	13,920	43
Proceeds from issuance ADSs	27,925	2,594
ADS issuance expenses paid	(2,040)	(264)
Proceeds from issuance of warrants	26,574	3,406
Warrants issuance expenses paid	(3,131)	(347)
Repayment of lease liability	(80)	(89)
Interest paid	(11)	(14)
Net cash provided by financing activities	63,157	5,329

Net increase (decrease) in cash and cash equivalents	58,624	(2,419)
Cash and cash equivalents at the beginning of the period	4,385	5,163
Effect of translation adjustments on cash and cash equivalents	(14)	13
Cash and cash equivalents at the end of the period	62,995	2,757

Non- Cash activities:
Transfer of derivative instrument from liability to equity	10,982	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2020

Note 1 - General

A.	Kitov Pharma Ltd. (hereinafter: “the Company”) is a clinical-stage company advancing first-in-class therapies to overcome tumor immune evasion and drug resistance. Kitov’s oncology pipeline includes NT-219 and CM-24. NT-219 is a small molecule targeting the novel cancer drug resistance pathways IRS1/2 and STAT3. Kitov is currently advancing NT-219 as a monotherapy treatment of advanced solid tumors and in combination with cetuximab for the treatment of recurrent or metastatic squamous cell carcinoma of head and neck cancer (SCCHN) in a planned phase 1/2 study. CM-24 is a monoclonal antibody blocking CEACAM1, a novel immune checkpoint that supports tumor immune evasion and survival through multiple pathways. Kitov plans to advance CM-24 as a combination therapy with anti-PD1 checkpoint inhibitors in selected cancer indications in a phase 1 study followed by a phase 2 for the treatment of non-small cell lung cancer NSCLC and pancreatic cancer. Kitov is also the owner of Consensi®, a fixed-dose combination of celecoxib and amlodipine besylate, for the simultaneous treatment of osteoarthritis pain and hypertension that was approved by the FDA for marketing in the U.S. Consensi® is being sold in the U.S. by Burke Therapeutics, the marketing partner of Kitov’s U.S. distributor, Coeptis Pharmaceuticals. Kitov has also partnered to commercialize Consensi® in China and South Korea.

The Company was incorporated in Israel as a private company in August 1968, and has been listed for trading on the Tel Aviv Stock Exchange since September 1978. In October 2012, the Company disposed all of its previous operations, and in July 2013, the Company acquired shares of Kitov Pharmaceuticals Ltd. from its shareholders, in exchange for the Company’s shares. In January 2018, the Company changed its name to Kitov Pharma Ltd.

B.	The Company’s securities (American Depository Shares (“ADS”) as well as Series A warrants) were listed for trading on the NASDAQ in November 2015. Each ADS represents 1 ordinary share with no par value following a reverse split in effect from January 4, 2019. Each warrant enables the purchase of 1 ADS.

C.	In January 2017, the Company acquired the majority of shares of TyrNovo Ltd (hereinafter:“TyrNovo”). During 2018, the Company acquired additional shares of TyrNovo from various minority shareholders.

D.	In January 2020, the Company acquired all shares of FameWave Ltd (hereinafter “FameWave”).

The Company together with TyrNovo and FameWave are referred to, in these financial statements, as “the Group”.

The Company’s address is One Azrieli Center, Round Tower, 132 Menachem Begin Road, Tel Aviv 671101,Israel.

E.	Since incorporation through June 30, 2020, the Group has incurred losses and negative cash flows from operations mainly attributed to its development efforts and has an accumulated deficit of USD 77 million. The Group has financed its operations mainly through private and public financing rounds. Through June 30, 2020, the Company raised a total of USD 97 million net. Management anticipates that its existing capital resources will be adequate to satisfy liquidity requirements for at least 12 months. At present, the Company has limited revenue and will require additional funding for future plans.

F.	The coronavirus (“COVID-19”), which was declared in March 2020 by the World Health Organization as a pandemic, has had a significant impact on global markets and the economy of many countries, including countries in which the Company operates. As the ultimate impact on the global economy of the COVID-19 pandemic remains unclear, the Company anticipates that it will have a continuing impact on global economies in the near future. While the COVID-19 pandemic has not materially affected the Company’s operations as of the date hereof, the extent to which the COVID-19 pandemic shall impact the Company’s operations will depend on future developments. In particular, the continued spread of COVID-19 globally could materially adversely impact the Company’s operations and workforce, including its manufacturing activities, clinical trials and product sales, including the commercialization of Consensi®, as well as its ability to continue to raise capital.

Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2020

Note 2 - Basis of Preparation

A.	Statement of compliance with International Financial Reporting Standards

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2019 (hereinafter - “the Annual Financial Statements”). They do not include all of the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

These condensed consolidated interim financial statements were authorized for issue by the Group’s Board of Directors on August 5, 2020.

B.	Use of judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Except as described below and that mentioned in Note 3, the significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those that applied to the Annual Financial Statements.

Estimate	Principal assumptions	Possible effects	Reference
Examination of existence of business	When acquiring an operation, the Group uses judgement to determine whether a “business” was acquired or the acquisition does not meet the definition of a “business”. In order to do so the Group examines, inter alia, whether substantially all of the fair value of the acquired assets is attributable to a single identifiable asset or to a group of similar identifiable assets.	This decision may affect, inter alia, the recognition of transaction costs, deferred taxes, gain on bargain purchase, goodwill and future revaluation gains.	See Note 5 below.

Measurement of variable consideration	In order to determine the transaction price, the Group estimates the amount of the variable consideration and recognizes revenue in an amount where there is a high probability that its inclusion will not result in a significant revenue reversal in the future after the uncertainty has been resolved.	An increase or decrease in amounts of revenue recognized over the contract period.

Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2020

Note 2 - Basis of Preparation (Cont’d)

C.	Fair value measurement

The Group’s management regularly reviews significant unobservable inputs and valuation adjustments, including obtaining valuations prepared by third parties and assessing the evidence to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

Significant valuation issues are reported to the Group Audit Committee.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

-	Level 1: quoted prices in active markets for identical assets or liabilities.

-	Level 2: inputs other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly.

-	Level 3: inputs for the asset or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Further information about the assumptions made in measuring fair value of share-based payments and financial instruments are included in Note 8 and 7, respectively.

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its Annual Financial Statements.

Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2020

Note 3 - Significant Accounting Policies (Cont’d)

Presented hereunder is a description of the changes in accounting policies applied in these condensed consolidated interim financial statements and their effect:

Amendment to IFRS 3, Business Combinations

The Amendment is effective for transactions to acquire an asset or business for which the acquisition date is in annual periods beginning on or after January 1, 2020. The Amendment clarifies when a transaction to acquire an operation is the acquisition of a “business” and when it is the acquisition of a group of assets that according to the standard is not considered the acquisition of a “business”. For the purpose of this examination, the Amendment added an optional concentration test so that if substantially all of the fair value of the acquired assets is attributable to a group of similar identifiable assets or to a single identifiable asset, this will not be the acquisition of a business. In addition, the minimum requirements for definition as a business have been clarified, and examples illustrating the aforesaid examination were added, such as for example the requirement that the acquired processes be substantive so that in order for it to be a business, the operation shall include at least one input element and one substantive process, which together significantly contribute to the ability to create outputs. Furthermore, the Amendment narrows the reference to the output’s element required in order to meet the definition of a business and added examples illustrating the aforesaid examination.

The group applied this amendment for the FameWave acquisition transaction. For further information see Note 5.

Note 4 - Operating Segments

Basis of segmentation and the measurement basis for the segment profit or loss is presented in Note 4 regarding operating segments in the Annual Financial Statements, in addition, the oncology segment includes the development of CM-24 a monoclonal antibody blocking CEACAM1, a novel immune checkpoint that supports tumor immune evasion and survival through multiple pathways, that was acquired during the reported period, see Note 5. During the reported period, the Company reported to the chief of decision maker (CODM) based on gross profit results and research and development expenses for each segment.

	For the six-month period ended June 30, 2020
	Pain and Hypertension	Oncology	Total reportable segments	Reconciliations (*)	Total consolidated
	USD in thousands
Revenues – Gross profit	1,000	-	1,000	-	1,000

Research and development expenses	246	2,632	2,878	255	3,133

Operating loss					4,302
Finance income, net					23,514
Loss for the period					27,816

Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2020

Note 4 - Operating Segments (Cont’d)

	For the six-month period ended June 30, 2019
	Pain and Hypertension	Oncology	Total reportable segments	Reconciliations (*)	Total consolidated
	USD in thousands
Revenues – Gross profit	1,000	-	1,000	-	1,000

Research and development expenses	619	920	1,539	149	1,688

Operating loss					3,563
Finance income, net					(957)
Loss for the period					2,606

(*)	Includes employees share based expenses.

Information on geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers.

Revenues in 2020 and 2019 are from the U.S.

All the Group’s assets are located in Israel.

Note 5 - Asset Acquisition

On March 14, 2019 the Company signed an agreement to acquire 100% of FameWave Ltd, a privately held biopharmaceutical Company with rights to develop CM-24, (“FameWave”) from its shareholders in exchange for USD 10 million worth of the company’s newly issued ADSs with a long-term lock-up period, priced at USD 1.23 per ADS, plus 50% warrant coverage based on an exercise price of USD 1.98 per ADS with a 4 years term. In addition, the Company provided a loan to FameWave of USD 2 million that served mainly to pay cCAM BioTherapeutics Ltd., a wholly owned subsidiary of Merck Sharp and Dohme Corp., known as “MSD” in Israel, which discovered CM-24, and to finance budgeted expenses until the closing of the acquisition.

In consideration of the transfer of the FameWave shares to the Company and completion of the other condition set forth in the acquisition agreement, the aggregate purchase price paid by the Company for 100% of shareholders, and other stake holders (a) 8,075,610 of the Company’s ADSs, (b) warrants to purchase 4,037,805 additional ADSs with a term of exercise of 4 years beginning on the date of issuance, and subject to other terms and conditions as set forth herein and in the ‘warrant agreements of the Company (c) 54,472 RSUs and 27,236 options to purchase 27,236 shares of the Company.

The consideration was recorded based the fair value of the assets purchased.

Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2020

Note 5 - Asset Acquisition (Cont’d)

As part of the acquisition agreement, three leading life science focused investment funds, Orbimed, Pontifax Venture Capital, and Arkin Holdings, invested an aggregate USD 3.5 million in the Company in exchange for an additional 2,845,529 newly issued ADSs of the Company.

The transaction was closed on January 7, 2020 (hereinafter “the acquisition date”).

The acquisition was accounted for as an asset purchase as it does not meet the definition of a business combination in accordance with IFRS 3. FameWave does not include a system of inputs and processes, and at this stage there are no outputs. In addition, most of the fair value of the acquired assets is attributable to a single identifiable asset which is the in-process research and development asset. In addition, no goodwill was recognized on the acquisition date, See below.

Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

USD thousands
Cash	69
Intangible assets (1)	14,310
Other receivables	6
Trade payables	(2,283)
Other payables	(2,102)
Total net identifiable assets	10,000

(1)	In-process research and development

The fair value of the assets and liabilities recognized at the acquisition date was determined according to the estimated fair value of those items. The fair value was estimated as the amount for which those items could be acquired or sold between a willing buyer and a willing seller in an arm’s length transaction.

Note 6 - Capital and reserves

During the reported periods, the following shares were issued:

	For the six months ended
	June 30, 2020	June 30, 2019
	Number of shares in thousands

Opening balance	19,564	16,009
Issuance of ADSs	95,689	3,429
Share-based payments	-	63
Exercise of warrants	42,300	29
	157,553	19,530

Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2020

Note 6 - Capital and reserves (Cont’d)

1.	On March 16, 2020, in a public offering on the NASDAQ, the Company raised USD 6 million gross (approximately USD 4.6 million net of placement agent fees including non- cash fees and other offering related expenses). In this public offering, the Company issued an aggregate of 9,620,000 ADS that were recorded in equity in the amount of USD1,674 thousand gross and 10,380,000 pre-funded warrants which were immediately exercised (an exercise price of USD 0.0001 per each ADS) that were recorded in receipts on account of warrants in the amount of USD 1,806 thousand gross, and warrants to purchase an aggregate of up to 20,000,000 (hereinafter the “March 2020 warrants”) that were recorded in receipts on account of warrants in the amount of USD 2,520 thousand gross. The March 2020 warrants were exercisable at an exercise price of USD 0.325 per ADS and had a term of exercise period of 5 years from the date of the issuance.

In addition, the Company issued to the placement agent (or its designees) warrants to purchase up to 1,400,000 ADSs at a cost of USD 241 thousand which is included in the net amount raised above. The placement agent warrants are exercisable at an exercise price of USD 0.375 per ADS and will terminate on March 12, 2025.

2.	On April 19, 2020, the Company entered into warrant exercise letters, with certain institutional investors holding the March 2020 warrants (as detailed above) to purchase an aggregate of up to 20 million of the Company’s ADSs, at an exercise price of USD 0.325 per ADS. The holders agreed to exercise their March 2020 warrants in full, for gross proceeds of approximately USD 6.5 million. (approximately USD 5.4 million net of placement agent fees including non- cash fees and other offering related expenses).

Under the exercise agreement, the Company also issued to the holders, in a private placement, new unregistered warrants to purchase up to an aggregate of 22 million ADSs at an exercise price of USD 0.325 per ADS (hereinafter the “new April 2020 warrants”). The new April 2020 warrants were exercisable immediately and had an exercise period of 5.5 years from the date of the issuance.

The warrants were considered a derivative instrument (due to a cashless exercise feature) and were recorded as a liability in the amount of USD 5,283 thousand. On May 20, 2020 the warrants were listed for trading, and, as a result the cashless feature expired. Therefore, the Company reclassified the warrants to equity according to the warrants fair value on the listing date. The changes in the warrants fair value was recorded as financial expenses. The warrants fair value on the listing date was USD 10,982 thousand.

The change in the fair value of these derivative instruments is primarily due to the change in the Company’s share price between April 19, 2020 and May 20, 2020 which is reflected in the expected volatility.

Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2020

Note 6 - Capital and reserves (Cont’d)

In addition, the Company issued to the placement agent (or its designees) warrants to purchase up to 1,400,000 ADSs at a cost of USD 315 thousand which is included in the net amount raised above, which have the same terms as the new April 2020 warrants except for an exercise price of USD 0.40625 per ADS.

3.	On May 8, 2020, in a registered direct offering on the NASDAQ, the Company raised USD 10 million gross (approximately USD 8.5 million net of placement agent fees including non- cash fees and other offering related expenses). In this registered direct offering, the Company issued an aggregate of 25,000,002 ADSs at a purchase price of USD 0.40 per ADS. The Company issue to the investors unregistered warrants to purchase up to an aggregate of 25,000,002 ADSs (hereinafter the “May 2020 warrants”). These May 2020 warrants have a term of 5.5 years, are exercisable immediately and have an exercise price of USD 0.40 per ADS.

The warrants were considered a derivative instrument (due to a cashless exercise feature), and were recorded as a liability in the amount of USD 9,157 thousand. This derivative instrument is classified as a Level 3 financial instrument, see Note 7(B).

As at June 30, 2020, the fair value of these warrants amounted to USD 24,403 thousand.

The change in the fair value of these derivative instruments is primarily due to the change in the Company’s share price between May 8, 2020 and June 30, 2020 which is reflected in the expected volatility.

In addition, the Company issued to the placement agent (or its designees) compensation warrants to purchase up to 1,750,000 ADSs at a cost of USD 559 thousand which is included in the net amount raised above, at an exercise price of USD 0.50 per ADS. The placement agent warrants are immediately exercisable and have a term of 5 years from the date of the effective date of the offering.

4.	On June 25, 2020, in a registered direct offering on the NASDAQ, the Company raised USD 35 million gross (approximately USD 31.1 million net of placement agent fees including non- cash fees and other offering related expenses). In this registered direct offering, the Company issued an aggregate of 38,888,892 ADSs at a purchase price of USD 0.90 per ADS that were recorded in equity in the amount of USD 19,460 net of issuance expenses. The Company also agreed to issue to the investors registered warrants to purchase up to an aggregate of 19,444,446 ADSs (hereinafter the “June 2020 warrants”) that were recorded in receipts on account of warrants at a cost of USD 11,627 thousand net of issuance expenses. The registered June 2020 warrants have a term of 5 years and are exercisable immediately and have an exercise price of USD 0.90 per ADS.

In addition, the Company issued to the placement agent (or its designees) registered compensation warrants to purchase up to 1,944,445 ADSs at a cost of USD 1,199 thousand which is included in the net amount raised above, at an exercise price of USD 1.125 per ADS. The registered placement agent warrants are immediately exercisable and have a term of 5 years from the date of the effective date of the offering.

5.	In addition to the 20,000,000 warrants that were exercise as mentioned above in Note 6(2) there were 22,300,000 warrant that were exercised during the period.

6.	812,500 ADSs were issued in connection with the above transactions to a former placement agent and its cost is included in the net amounts raised above. See Note 5 for additional ADS and warrants issued during the period.

Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2020

Note 7 - Financial Instruments

Framework for risk management

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management practice was formulated to identify and analyze the risks that the Group faces, to set appropriate limits for the risks and controls, and to monitor the risks and their compliance with the limits. The risk policy and risk management methods are reviewed regularly to reflect changes in market conditions and in the Group’s operations. The Group acts to develop an effective control environment in which all employees understand their roles and commitment.

A.	Risk management

1.	Credit risk

Credit risk is the risk of financial loss to the Group if a debtor or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from the Company’s receivables. The Group restricts exposure to credit risk by investing only in bank deposits.

The Group held cash and cash equivalents and short-term deposits of USD 63,005 thousand at June 30, 2020 (and at December 31, 2019 – USD 4,395 thousand). These are held with banks, which are rated A2, based on Moody’s Rating Agency ratings. The short-term deposits, mainly in USD, bear fixed interest ranging between 0.1% - 1.25%.

The carrying amount of cash and cash equivalents and short-term deposits approximate their fair value.

2.	Market risk

Market risk is the risk that changes in market prices, such as foreign currency exchange rates, the CPI, interest rates and the prices of equity instruments, will influence the Group’s results or the value of its holdings in financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing returns.

3.	Currency risk

The Group is exposed to currency risk mainly for cash and purchases for research and development expenses that are denominated in NIS and euros. Therefore, the Group is exposed to exchange rate fluctuations in these currencies against the dollars and takes steps to reduce the currency risk by maintaining its liquid resources in accordance with its future needs.

Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2020

Note 7 - Financial Instruments (Cont’d)

B.	Fair value hierarchy of financial instruments measured at fair value:

	June 30, 2020
	Level 1	Level 2	Level 3	Total
	USD thousands

Financial liabilities
Warrants	-	-	24,403	24,403

	December 31, 2019
	Level 1	Level 2	Level 3	Total
	USD thousands

Financial assets
Loan (Note 5)			2,000	2,000

C.	Fair value hierarchy of financial instruments measured at fair value:

Details regarding fair value measurement at Level 3 at June 30, 2020:

Financial instrument	Valuation method for determining fair value	Significant unobservable inputs
1. Warrants issued May 8, 2020	Black - Scholes	expected term	5.36 years
		expected volatility	107.17%
		annual risk-free interest	0.50%
		dividend yield	0%

Note 8 - Share-based payments

On January 1, 2020, the Company granted 335 thousand options to the Chief Medical Officer. The options have an exercise price of USD 0.79 per one ordinary share, and will vest over 3 years from the grant date. The options are exercisable for 7 years from grant date. The fair value of these options as of the grant date was measured at USD 221 thousand.

On April 2, 2020, the Company granted 178 thousand options to the Head of Clinical Operations. 151 thousand options have an exercise price of USD 0.347 per one ordinary share, and will vest over 3 years from the grant date. The options are exercisable for 7 years from grant date. The fair value of these options as of the grant date was measured at USD 40 thousand. An additional 27 thousand options were granted that have an exercise price of USD 1.98 per one ordinary share, and will vest over 3 years from the grant date. The options are exercisable for 4 years from grant date. The fair value of these options as of the grant date was measured at USD 3 thousand. In addition, 54,472 RSUs were granted which are fully vested.

Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2020

Note 8 - Share-based payments (Cont’d)

On May 18 2020, the board of directors of the Company granted 1,853 thousand options and 1,853 thousand RSUs to employees and consultants. The options have an exercise price of USD 0.421 per one ADS. The options and RSUs will vest over 3 years from the date of grant. The options are exercisable for 5 years from grant date. The fair value of these options and RSUs as of the grant date was measured at USD 1,845 thousand.

In addition, the board of directors of the Company granted a total of 1,463 thousand options and 1,463 thousand RSUs to the Chief Executive Officer, Chairman of the Board of Directors and the other directors, subject to the approval of the shareholders. The options have an exercise price of USD 0.421 per one ADS. The options and RSUs will vest over 3 years from the date of grant. The options are exercisable for 5 years from grant date. The fair value of these options and RSUs as of the grant date was measured at USD 1,510 thousand.

These options listed above were measured using the binominal model. The following inputs were used in the measurement of the fair value of these share-based payments:

Share Price (USD)	0.585 - 0.49
Option Price (USD)	0.43 -0.32
Expected Volatility (%)	96.47% - 95.68%
Expected Duration (years)	5
Exercise Coefficient	2 - 2.8
Dividend Yield (%)	0%
Risk Free Rate Interest (%)	0.407% - 0.476%

The annual Expected Volatility applied was based on the historical weighted average volatility of relevant comparable companies, for a period corresponding to the share options’ contractual term.

The risk-free interest rate for periods within the contractual life of the option is based on the United States Treasury yield curve in effect at the time of grant.

During the six-month period ended June 30, 2020 the Company recorded an expense of USD 750 thousand, of which USD 675 thousand are to key management personnel.

See Note 6 for additional share-based payments to the Company’s placement agent.